January 20, 2011
Mr. Bob Carroll
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:	SEC Comment Letter dated December 22, 2010 Holly Energy Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2009, as amended February 22, 2010 File No. 1-32225
Dear Mr. Carroll,
Regarding your comment arising from your review of the Holly Energy Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2009, as amended February 22, 2010, please see our response to the inquiry raised in your letter dated December 22, 2010. For ease of reference, we have included the staff comment, followed by our response.
Note 3, Acquisitions, page 79
SEC Comment:
We note your 2009 acquisitions from Holly Corporation (“Holly”) were recorded in the amount of $95.1 million which represented Holly’s cost basis of the transferred assets. We also note your Principles of Consolidation disclosure in Note 1 that states the pipeline and terminal assets that Holly contributed with the completion of your public offering in 2004, the intermediate pipeline assets purchased from Holly in July 2005 and the various pipeline and logistic asset purchases from Holly in 2009 were accounted for as transactions under common control. Tell us how these acquisitions differed from your 2008 asset acquisitions from Holly in the amount of $180 million, where the asset value was allocated under both market and cost valuation approaches. We note that Holly owns a 34% interest in Holly Energy Partners, L.P. (“HEP”) in 2009 and owned 46% in 2008. Citing the specific accounting guidance used, tell us how you determined it was appropriate to account for your 2009 acquisitions on a cost basis as entities under common control and why that guidance would not be applicable to your 2008 asset acquisitions.
Holly Energy Partners, L.P. Response:
For ease of reference, we have cited superseded GAAP in pre-codification form.
Upon our formation, Holly determined that we were a variable interest entity under the guidelines of Financial Accounting Standards Board FIN 46(R): Consolidation of Variable Interest Entities an interpretation of ARB No. 51 and that Holly was our primary beneficiary. Because of various reconsideration events, Holly consolidated us during certain periods, but did not in other periods following our formation. During the periods that Holly consolidated us, we concluded that when assessing acquisitions by us from Holly (including other consolidated subsidiaries of Holly), these transactions should be accounted for as common control transactions — regardless of whether the control was exercised by Holly over us through majority voting rights or as the primary beneficiary of a variable interest entity (VIE) (i.e. we concluded that when we have a primary beneficiary we are under common control with that primary beneficiary and vice versa). During the periods that Holly did not consolidate us due to a lack of a controlling financial interest (as determined using either the voting interest or variable interest entity consolidation principles) acquisitions by us from Holly were accounted for at fair value.
The following table presents a timeline of all acquisitions from Holly beginning with our initial public offering (“IPO”) in July 2004 through December 31, 2009. The table also presents our basis of accounting for the assets transferred and specific accounting guidance used.

Date /		Is Holly our	Acquired Assets
Time Period	Transaction / Description	Primary Beneficiary	Recorded at:	U.S. GAAP Applied

July 13, 2004 — July 8, 2005	During this period, Holly was our primary beneficiary and we were consolidated by them as a VIE under FIN 46(R). Assets acquired from Holly were recorded at Holly’s historical basis. See discussion below.

July 13, 2004	HEP initial public offering Holly contributed our initial assets in exchange for 7,000,000 subordinated units, our 2% general partner interest and $125.6 million in cash.	Yes	Holly’s Historical Basis	ASC Topic 805-50-30-5

July 8, 2005	Intermediate Pipeline Acquisition We acquired Holly’s intermediate pipeline assets for $85.1 million ($77.7 million in cash and 70,000 HEP common units).	Yes	Holly’s Historical Basis	ASC Topic 805-50-30-5

July 9, 2005 —February 28, 2008	The Intermediate Pipeline Acquisition was a reconsideration event for Holly. Based on Holly’s analysis, they determined that, while we continued to be a VIE, they were no longer our primary beneficiary and as a result deconsolidated us. Assets acquired from Holly during this period were recorded at fair value. See discussion below.

February 28, 2008	Crude Pipeline and Tankage Asset Acquisition We acquired Holly’s crude pipeline and tankage assets for $180 million ($171 million in cash and 217,497 HEP common units).	No	Fair Value	ASC Topic 805-20-30

March 1, 2008 — December 31, 2009	The Crude Pipeline and Tankage Acquisition was a reconsideration event for Holly. Based on Holly’s analysis, they determined they were again our primary beneficiary and as a result reconsolidated us. Assets acquired from Holly were recorded at Holly’s historical basis. See discussion below.

June 1, 2009	Lovington — Artesia Pipeline Acquisition We acquired Holly’s 16-inch intermediate pipeline for $34.2 million in cash.	Yes	Holly’s Historical Basis	ASC Topic 805-50-30-5

August 1, 2009	Tulsa Loading Racks Acquisition We acquired from Holly certain truck and rail loading/unloading facilities for $17.5 million in cash.	Yes	Holly’s Historical Basis	ASC Topic 805-50-30-5

December 1, 2009	Roadrunner / Beeson Pipelines Acquisition We acquired Holly’s Roadrunner and Beeson pipelines for $46.5 million in cash.	Yes	Holly’s Historical Basis	ASC Topic 805-50-30-5
Because we were consolidated by Holly at the time of our IPO, we applied the guidance in ASC Topic 805 Business Combinations as the assets acquired in conjunction with our IPO met the definition of a “business”. Specifically, we applied ASC Topic 805-50-30-5, recording the assets acquired at Holly’s historical basis given the analogy of consolidation by the primary beneficiary to common control noted above. The IPO and related asset acquisition constituted reconsideration events under FIN 46(R). Upon reassessment, Holly determined that we were still a VIE and that they remained our primary beneficiary. The same principles were applied to our acquisition of Holly’s Intermediate Pipeline Assets. Again, at closing, we were consolidated by Holly as they were our primary beneficiary. The transaction, once completed, constituted a reconsideration event under FIN 46(R) and Holly again determined that we were still a VIE only this time determined they were no longer the primary beneficiary. As a result, they deconsolidated us on July 9, 2005.
Given Holly was no longer our primary beneficiary and no longer consolidated us, we determined we were no longer under common control with Holly. As a result, when we purchased Holly’s Crude Pipeline and Tankage assets on February 28, 2008, we applied the guidance in ASC Topic 805-20-30 and recorded the assets acquired and liabilities assumed from Holly at fair value. The acquisition was a reconsideration event under FIN 46(R) for Holly and, as a result, Holly reassessed whether we continued to be a VIE and whether or not they were our primary beneficiary. Based on their assessment, Holly determined we continued to be a VIE and they were again our primary beneficiary. As a result, Holly reconsolidated us on March 1, 2008 and we have remained a Holly consolidated entity through the present date.
Each of the acquisitions from Holly subsequent to reconsolidation in 2008 constituted reconsideration events under FIN 46(R) and Holly determined they continued to be our primary beneficiary upon each reconsideration event. As a result, each of the acquisitions subsequent to reconsolidation were accounted for using the guidance in ASC Topic 805-50-30-5 and we recorded the assets acquired at Holly’s historical basis.
In our future filings, we shall clarify that we were not under common control at the time of our crude pipeline and tankage asset acquisition from Holly on February 28, 2008.
In connection with our response to your comments, we acknowledge that:
•	Holly Energy Partners, L.P. is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Holly Energy Partners, L.P. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact us with any additional questions or comments you may have.

Sincerely,
/s/ Bruce R. Shaw
Bruce R. Shaw
Senior Vice President and Chief Financial Officer